Airspan Networks Inc.

October 8, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100F St. NE
Washington, D.C. 20549
Attention: Mr. Reid Hooper, Staff Attorney

Airspan Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 12, 2008
File No. 000-31031

Dear Mr. Hooper:

As the Chief Financial Officer of Airspan Networks Inc. (the “Company”), I am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 6, 2008, addressed to me, with respect to the above-referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Staff Comment: Elements of Compensation, page 22

1.
On page 23 under “Annual Incentives”, you state that “[t]he Committee has determined to use performance goals related to revenue, gross profit…and share price performance compared to a selected peer group of companies.” In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S/K, please identify the benchmarked companies. In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation. We note your disclosure of the group of 14 benchmarked companies termed the “Compensation Comparison Group” under “Base Salary” on page 22.

Company Response:

The Company will comply with the Staff’s comment in future filings.

Securities and Exchange Commission
October 8, 2008

Specifically,

1)	In future filings the Company will identify the benchmarked companies. The Companies are:

a.	Alvarion Limited (Nasdaq: ALVR)
b.	Ceragon Networks Limited (Nasdaq: CRNT)
c.	Dragonwave Inc. (Toronto: DWI.TO)
d.	Harris Stratex Networks, Inc. (Nasdaq: HSTX)
e.	Redline Communications Group Inc.(Toronto: RDL.TO)

2)
With respect to how the Compensation Committee used the benchmarking information in each year for which it was obtained to determine the levels and amounts of named executive officer compensation, the Company discloses on page 22 final paragraph, that “Executive officer salaries are generally set within the median range of the benchmarked companies based on individual performance and experience.”

We will ensure that the link between the two paragraphs related to the Compensation Comparison Group and the reference to the setting of named executive officer compensation generally at the median range is made clear.

Staff Comment: Potential Payments upon Termination or Change in Control, page 35

2.
In future filings, discuss how your termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Company Response

The Company will comply with the Staff’s comments in future filings.

Specifically,

In future filings we will disclose that the termination payment arrangements for the named executive officers were individually negotiated with each named executive officer at different time periods. The Company does not have a policy or set parameters for such arrangements and does not believe that such arrangements materially affected the other compensation elements for the named executive officers. This disclosure will be added as a note to the table on page 35, Amount Paid on the Company Terminating the Employment Contract without Cause.

Securities and Exchange Commission
October 8, 2008

Company acknowledgements

As requested by the Staff, I, on behalf of the Company, hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (561) 893-8650.

Very truly yours,
David Brant
Senior Vice President &
Chief Financial Officer

cc:	Mr. Eric D. Stonestrom
Ted Farris, Esq.
Mr. Robert Bartelmes